Pioneer Ibbotson Asset Allocation Series

Quarterly Report | October 31, 2009

Ticker Symbols:

Class	Conservative Allocation Fund	Moderate Allocation Fund	Growth Allocation Fund	Aggressive Allocation Fund
A	PIAVX	PIALX	GRAAX	PIAAX
B	PIBVX	PIBLX	GRABX	IALBX
C	PICVX	PIDCX	GRACX	IALCX
Y	IBBCX	IMOYX	IBGYX	IBAYX

Schedule of Investments | 10/31/09 (unaudited)
Pioneer Ibbotson Conservative Allocation Fund

Shares		Value
	MUTUAL FUNDS —93.5%	
	PIONEER FUNDS*—93.5%	
1,221,436	Pioneer Bond Fund Class Y	$ 11,066,207
88,380	Pioneer Cullen Value Fund Class Y	1,396,403
113,092	Pioneer Disciplined Growth Fund Class Y	994,077
110,371	Pioneer Disciplined Value Fund Class Y	929,325
18,715	Pioneer Emerging Markets Fund Class Y	494,068
22,794	Pioneer Equity Income Fund Class Y	464,311
72,253	Pioneer Floating Rate Fund Class Y	476,145
70,903	Pioneer Fund Class Y	2,353,982
135,585	Pioneer Fundamental Growth Fund Class Y	1,400,594
211,991	Pioneer Global Equity Fund Class Y	1,857,039
315,547	Pioneer Global High Yield Fund Class Y	2,918,808
44,304	Pioneer Growth Opportunities Fund Class Y	931,277
187,339	Pioneer High Yield Fund Class Y	1,627,974
9,878	Pioneer Independence Fund Class Y	89,102
75,532	Pioneer International Value Fund Class Y	1,406,401
39,463	Pioneer Mid-Cap Growth Fund Class Y	456,587
25,802	Pioneer Mid-Cap Value Fund Class Y	456,701
5,945	Pioneer Oak Ridge Large Cap Growth Fund Class Y	62,662
32,424	Pioneer Real Estate Shares Fund Class Y	463,662
123,953	Pioneer Research Fund Class Y	964,356
1,207,986	Pioneer Short Term Income Fund Class Y	11,439,626
279,248	Pioneer Strategic Income Fund Class Y	2,876,252
3,909	Pioneer Value Fund Class Y	39,282
	TOTAL INVESTMENTS IN SECURITIES—93.5%	
	(Cost $43,917,725) (a)	**$ 45,164,841**
	OTHER ASSETS AND LIABILITIES—6.5%	$ 3,162,888
	TOTAL NET ASSETS—100.0%	**$ 48,327,729**

*   Affiliated funds managed by Pioneer Investment Management, Inc.

(a)   At October 31, 2009, the net unrealized gain on investments based on cost for federal tax purposes of $43,917,725 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 2,342,387
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(1,095,271)
Net unrealized gain	$ 1,247,116

Schedule of Investments | 10/31/09 (unaudited)
Pioneer Ibbotson Conservative Allocation Fund

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of October 31, 2009, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$45,164,841	$ -	$ -	$45,164,841
Total	$45,164,841	$ -	$ -	$45,164,841

Schedule of Investments | 10/31/09 (unaudited)
Pioneer Ibbotson Moderate Allocation Fund

Shares		Value
	MUTUAL FUNDS —98.1%	
	PIONEER FUNDS*—98.1%	
3,198,817	Pioneer Bond Fund Class Y	$ 28,981,281
521,492	Pioneer Cullen Value Fund Class Y	8,239,577
636,307	Pioneer Disciplined Growth Fund Class Y	5,593,137
629,816	Pioneer Disciplined Value Fund Class Y	5,303,048
213,422	Pioneer Emerging Markets Fund Class Y	5,634,353
101,032	Pioneer Equity Income Fund Class Y	2,058,022
515,568	Pioneer Fund Class Y	17,116,855
1,106,952	Pioneer Fundamental Growth Fund Class Y	11,434,816
1,531,968	Pioneer Global Equity Fund Class Y	13,420,039
1,071,196	Pioneer Global High Yield Fund Class Y	9,908,562
900	Pioneer Government Income Fund Class Y	8,941
615,603	Pioneer Growth Opportunities Fund Class Y	12,939,966
528,771	Pioneer High Yield Fund Class Y	4,595,024
28,805	Pioneer Independence Fund Class Y	259,818
783,306	Pioneer International Value Fund Class Y	14,585,151
358,370	Pioneer Mid-Cap Growth Fund Class Y	4,146,344
387,974	Pioneer Mid-Cap Value Fund Class Y	6,867,131
54,644	Pioneer Oak Ridge Large Cap Growth Fund Class Y	575,952
557,624	Pioneer Real Estate Shares Fund Class Y	7,974,030
1,099,741	Pioneer Research Fund Class Y	8,555,983
3,014,236	Pioneer Short Term Income Fund Class Y	28,544,818
423,668	Pioneer Strategic Income Fund Class Y	4,363,777
13,590	Pioneer Value Fund Class Y	136,578
	TOTAL INVESTMENTS IN SECURITIES—98.1%	
	(Cost $203,673,047) (a)	**$ 201,243,203**
	OTHER ASSETS AND LIABILITIES—1.9%	$ 3,825,183
	TOTAL NET ASSETS—100.0%	**$ 205,068,386**

* Affiliated funds managed by Pioneer Investment Management, Inc.

(a) At October 31, 2009, the net unrealized loss on investments based on cost for federal tax purposes of $203,673,047 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 11,624,056
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(14,053,900)
Net unrealized loss	$ (2,429,844)

Schedule of Investments | 10/31/09 (unaudited)
Pioneer Ibbotson Moderate Allocation Fund

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of October 31, 2009, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$201,243,203	$ -	$ -	$201,243,203
Total	$201,243,203	$ -	$ -	$201,243,203

Schedule of Investments | 10/31/09 (unaudited)
Pioneer Ibbotson Growth Allocation Fund

Shares		Value
	MUTUAL FUNDS —99.5%	
	PIONEER FUNDS*—99.5%	
2,399,149	Pioneer Bond Fund Class Y	$ 21,736,288
541,891	Pioneer Cullen Value Fund Class Y	8,561,884
746,795	Pioneer Disciplined Growth Fund Class Y	6,564,328
601,158	Pioneer Disciplined Value Fund Class Y	5,061,750
395,093	Pioneer Emerging Markets Fund Class Y	10,430,453
279,231	Pioneer Equity Income Fund Class Y	5,687,928
556,289	Pioneer Fund Class Y	18,468,784
1,228,895	Pioneer Fundamental Growth Fund Class Y	12,694,486
1,840,775	Pioneer Global Equity Fund Class Y	16,125,190
547,509	Pioneer Global High Yield Fund Class Y	5,064,456
1,059	Pioneer Government Income Fund Class Y	10,514
796,563	Pioneer Growth Opportunities Fund Class Y	16,743,762
391,433	Pioneer High Yield Fund Class Y	3,401,550
62,805	Pioneer Independence Fund Class Y	566,505
922,449	Pioneer International Value Fund Class Y	17,175,996
334,485	Pioneer Mid-Cap Growth Fund Class Y	3,869,988
618,790	Pioneer Mid-Cap Value Fund Class Y	10,952,577
89,307	Pioneer Oak Ridge Large Cap Growth Fund Class Y	941,291
678,096	Pioneer Real Estate Shares Fund Class Y	9,696,767
1,102,352	Pioneer Research Fund Class Y	8,576,296
1,557,340	Pioneer Short Term Income Fund Class Y	14,748,010
225,668	Pioneer Strategic Income Fund Class Y	2,324,377
75,722	Pioneer Value Fund Class Y	761,006
	TOTAL INVESTMENTS IN SECURITIES— 99.5%	
	(Cost $206,477,974) (a)	**$ 200,164,186**
	OTHER ASSETS AND LIABILITIES—0.5%	$ 1,053,278
	TOTAL NET ASSETS—100.0%	**$ 201,217,464**

*   Affiliated funds managed by Pioneer Investment Management, Inc.

(a)   At October 31, 2009, the net unrealized loss on investments based on cost for federal tax purposes of $206,477,974 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 14,195,115
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(20,508,903)
Net unrealized loss	$ (6,313,788)

Schedule of Investments | 10/31/09 (unaudited)
Pioneer Ibbotson Growth Allocation Fund

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

- Level 1 – quoted prices in active markets for identical securities
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of October 31, 2009, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$200,164,186	$ -	$ -	$200,164,186
Total	$200,164,186	$ -	$ -	$200,164,186

Schedule of Investments | 10/31/09 (unaudited)
Pioneer Ibbotson Aggressive Allocation Fund

Shares		Value	
	MUTUAL FUNDS —99.9%		
	PIONEER FUNDS*—99.9%		
1,091,489	Pioneer Bond Fund Class Y	$	9,888,893
342,979	Pioneer Cullen Value Fund Class Y		5,419,073
468,589	Pioneer Disciplined Growth Fund Class Y		4,118,898
369,128	Pioneer Disciplined Value Fund Class Y		3,108,056
289,039	Pioneer Emerging Markets Fund Class Y		7,630,620
158,506	Pioneer Equity Income Fund Class Y		3,228,763
348,318	Pioneer Fund Class Y		11,564,149
927,336	Pioneer Fundamental Growth Fund Class Y		9,579,379
1,470,369	Pioneer Global Equity Fund Class Y		12,880,429
673,280	Pioneer Growth Opportunities Fund Class Y		14,152,344
35,688	Pioneer High Yield Fund Class Y		310,125
20,731	Pioneer Independence Fund Class Y		186,990
797,146	Pioneer International Value Fund Class Y		14,842,855
323,228	Pioneer Mid-Cap Growth Fund Class Y		3,739,743
498,721	Pioneer Mid-Cap Value Fund Class Y		8,827,365
70,391	Pioneer Oak Ridge Large Cap Growth Fund Class Y		741,922
584,370	Pioneer Real Estate Shares Fund Class Y		8,356,498
663,318	Pioneer Research Fund Class Y		5,160,616
19,748	Pioneer Value Fund Class Y		198,469
	TOTAL INVESTMENTS IN SECURITIES— 99.9%		
	(Cost $126,275,234) (a)	**$**	**123,935,187**
	OTHER ASSETS AND LIABILITIES—0.1%	$	128,836
	TOTAL NET ASSETS—100.0%	**$**	**124,064,023**

* Affiliated funds managed by Pioneer Investment Management, Inc.

(a) At October 31, 2009, the net unrealized loss on investments based on cost for federal tax purposes of $126,275,234 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$	10,681,046
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value		(13,021,093)
Net unrealized loss	$	(2,340,047)

Schedule of Investments | 10/31/09 (unaudited)
Pioneer Ibbotson Aggressive Allocation Fund

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of October 31, 2009, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$123,935,187	$ -	$ -	$123,935,187
Total	$123,935,187	$ -	$ -	$123,935,187